Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561

									October 20, 2005


Mr. Maurice Levy
Chief Executive Officer and
Chairman of the Management Board
Publicis Groupe S.A.
133, Avenue Des Champs-Elysees
75008 Paris, France

	Re:	Publicis Groupe S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
      Filed June 24, 2005
		File No. 1-14736

Dear Mr. Levy:

      We have reviewed your supplemental response letter dated
September 15, 2005 and have the following comments. As noted in our comment letter dated August 23, 2005, we have limited our review to only the issues addressed in our comments.

Form 20-F
Financial Statements
31. Summary of differences between generally accepted accounting principles in France and the United States, page F-47

1. We note you recognize revenue from production arrangements as the service is preformed, based on time spent as compared to time budgeted. It appears, for US GAAP reporting purposes, revenue from production arrangements should be recognized when delivery has occurred pursuant to SAB Topic 13.A.1. and paragraph .07 of SOP 00-2.
Please refer us to the US GAAP literature that supports your use of the percentage of completion method and explain to us why it is appropriate to recognize revenue under this guidance rather than upon delivery in accordance with SAB Topic 13 and SOP 00-2.

Segment Information, page F-78

2. We note in your response to comment 3 that your monthly internal reporting is organized in eight separately identified brands. You believe your brands do not meet the SFAS No. 131 definition of an operating segment. Regarding your assessment of whether the characteristics of an operating segment are present with your organization by brands, you confirm that all of your brands engage in business activities from which it may earn revenues and incur expenses, and discrete financial information is available. However, you have asserted that the allocation of resources made by Publicis
Groupe`s Chief Operating Decision Maker ("CODM") is not based on this organization but is based on a global allocation between advertising and media.

3. Because brand based operating information is made available to your CODM, we presume he reviews it when making decisions about resource allocations and when assessing performance. As further support for this view, we note your CODM prepares and analyzes detailed monthly and year-to-date budget information for each of your eight brands. Also, it appears your CODM has made material resource allocation decisions and performance assessments using brand based information such as in the reorganization of the Group and the goodwill impairment decisions recently made by your CODM. We request that you revise your policy to identify your brands as operating segments. Please confirm this to us and explain how this has impacted you compliance with SFAS No. 131 and SFAS No. 142 for US GAAP reporting purposes.

4. Further, the first two paragraphs of page 6 of your letter suggests to us that the natures of the production processes, products and services of  Publicis Groupe Media  may differ from that of your
traditional advertising operations.   Further, Appendix 1 to your
response indicates that revenues and operating income for Starcom MediaVest Group and ZenithOptimedia Group exceed the 10% reporting thresholds of paragraph 18 SFAS 131. Describe the natures of the production processes, products and services of SMG + ZenithOptimediaGroup. Compare and contrast those production processes, products and services of SMG + ZenithOptimediaGroup with those of your traditional advertising operations and explain to us your consideration of the aggregation criteria of paragraph 17 of SFAS 131 and why the SMG + ZenithOptimediaGroup operating segment is not reported separately.











*    *    *    *







      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Maurice Levy
Chief Executive Officer and Chairman of the Management Board
Publicis Groupe S.A.
October 20, 2005
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